

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

R. Nolan Townsend
Chief Executive Officer
Lexeo Therapeutics, Inc.
345 Park Avenue South, Floor 6
New York, NY 10010

> **Re:** **Lexeo Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, and 10.22**
> **Filed November 1, 2023**
> **File No. 333-274777**

Dear R. Nolan Townsend:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dayne Brown, Esq.